Exhibit 99.1

Ecopetrol signs contingent credit line with local bank for COP $ 990 billion

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that as part of the debt management strategy it will sign a committed line with Bancolombia for $ 900,000 billion Colombian pesos as a contingent financing mechanism. This strategy allows the company to strengthen its position for future growth opportunities or unexpected price fluctuations.

The company complied with all the procedures and approvals required by the competent governmental entities in Colombia, including the corresponding Authorization Resolution by the Ministry of Finance and Public Credit.

The contingent line will have 2 years of availability period, with the following conditions: a tenor of 10 years from the date of the first disbursement, 2 years grace period on capital, IBR interest rate + 300 basis points and a commitment of 7.2 basis points annually over the availability period.

Under this kind of facility, Bancolombia S.A. agrees to disburse the resources at Ecopetrol’s request under terms and conditions previously agreed between the parties. This facility does not increase the company's indebtedness until disbursements are made.

The debt strategy allows to lower the cost of financing while maintaining the financial flexibility for growth.

The conditions obtained confirm the trust in the Company and the appetite for its credit, as well as the Company’s balance management.

Resources will be used as a contingent line for general corporate purposes.

Bogotá D.C., August 9, 2016

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

Maria Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co